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                                                       EXHIBIT 1.A.(5)(b)(6)


                         MONARCH LIFE INSURANCE COMPANY
                          Springfield, Massachusetts

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             Policy Amendment Rider - Adjustable Loan Interest Rate

This rider provides for an ADJUSTABLE LOAN INTEREST RATE provision that an applicant may elect in the application for a policy (or an owner may elect by proper written request after issue) in lieu of the policy loan provision described in the basic policy.

Under this provision, the owner may borrow money from us. This policy will be the only security we require for the loan. A loan may be taken under this provision any time while this policy is in effect except while this policy is being continued as extended term insurance. The owner may repay all or part of the loan at any time while you are living.

LOAN VALUE

If no premium is unpaid for more than 3 months the loan value is:

     -       75% of the cash value during the first three policy years; or

     -       90% of the cash value after the first 3 policy years.

If the policy is being continued as fixed reduced paid-up insurance, the loan value is the policy's cash value on the next anniversary minus interest at the assumed rate of return plus .75%

The amount of the loan may not exceed the loan value. Any existing policy debt will be deducted from a new loan. The smallest loan we will make is $300, unless the loan is being used to pay premiums on this policy or another Variable Life Insurance Policy offered by us. The smallest repayment we will accept is $300.

ADJUSTABLE LOAN INTEREST RATE

During the first policy year and while this policy is being continued as fixed reduced paid-up insurance, interest on a loan accrues (builds up) each day at the assumed rate of return plus
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 .75%.  Thereafter, interest accrues at the ADJUSTABLE LOAN INTEREST RATE as defined below. That rate will be determined as of the beginning of each policy year and it will apply to any new or outstanding loan under the policy during that policy year. If this rider is added to the policy after the policy has been issued, this provision will take effect on the next policy anniversary.

The adjustable loan interest rate on loans for a policy year after the first, and while the policy is not being continued as fixed reduced paid-up insurance, shall be the lowest of:

         (1) the PUBLISHED MONTHLY AVERAGE, as defined below, for the calendar month that ends two months before the beginning of that policy year; or
         (2) the maximum loan rate allowed by the insurance laws and regulations in the state of jurisdiction; or
         (3)     15%

Monarch reserves the right to lower the adjustable loan interest rate, as otherwise determined above, in order to bring the interest charged in line with federal laws, regulations and rulings relating to the tax deductibility of policy loan interest.

In no event, however, will the interest rate on loans provided for by this rider be less than the assumed rate of return for the policy plus 0.75% a year.

PUBLISHED MONTHLY AVERAGE means the Monthly Average Corporates Yield Averages published by Moody's Investors Service, Inc. or any successor thereto. If such averages are no longer published, we will use such other averages as may be established by regulation by the insurance supervisory official of the jurisdiction in which this policy is delivered.

We will notify you of the initial interest rate when you make a loan. We will also give you 30 days' advance written notice before each anniversary of the interest rate for the next policy year.

Interest payments are due at the end of each policy year. If interest isn't paid when due, it will be added to the amount of the loan. The sum of all outstanding loans plus accrued interest is called the POLICY DEBT.



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If the policy debt exceeds the cash value, we will terminate this policy.  We will not do this, however, until 31 days after we mail notice of our intent to terminate. We'll notify, at their last known addresses, the owner and anyone who holds this policy as collateral.

EFFECT OF A LOAN.

A loan will be transferred out of Variable Account A, and a repayment will be transferred in. Loans and repayments will be allocated among the investment divisions in proportion to the investment base in each division as of the date of the loan or repayment. A loan, whether or not repaid, will have a permanent effect on the death benefits and cash values. See HOW VARIABLE LIFE INSURANCE WORKS in the basic policy. If not repaid, the policy debt will reduce the amount of death benefit proceeds or cash value benefits.

WHEN WE WILL MAKE THE LOAN.

We'll usually loan the money within 7 days after we receive a proper request. But we may delay making the loan when we are not able to determine the amount because:

         -       the NYSE is closed for trading; or
         -       the SEC determines that a state of emergency exists.

If the loan is to be used to pay premiums on this policy or on another Variable Life Insurance policy offered by us, we'll make the loan immediately.

OTHER PROVISIONS NOTIFIED BY THIS RIDER

RATE OF RETURN FOR THIS POLICY

While this rider is in effect, the RATE OF RETURN FOR THIS POLICY provision is modified by adding:

         LOAN RATE OF RETURN

         The LOAN RATE OF RETURN for a policy year is calculated as follows:




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                 (1)      we take the adjustable loan interest rate for that
                          policy year.
                 (2) we subtract from (1) a charge not exceeding .25% per year for expenses for processing and administering policy loans.
                 (3) We subtract from (2) a charge not exceeding .50% per year for assumed mortality and expense risks.
                 (4)      We subtract from (3) a charge for our taxes.

         We follow a consistent method for periods less than a year.

INVESTMENT RETURN FOR THIS POLICY

While this rider is in effect the INVESTMENT RETURN FOR THIS POLICY provision is modified as follows:

      -       add the following phrase at the end of the first paragraph:

              ", plus, the difference between the policy's loan rate of return and .045 multiplied by the policy debt on the first day of the policy year."

      -       add the following phrase at the end of the third paragraph:

              ", and if there is no policy debt during the year."

      - add the following phrase at the end of the introductory statement of the fourth paragraph:

              ", and if there is no policy debt during the year."




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